Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Reports Net Earnings of $36.7 million, or $0.24 per share, in Q2 2018

All financial figures are in U.S. dollars unless otherwise indicated.
Vancouver, B.C. - August 8, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American Silver”, or the “Company”) today reported unaudited results for the second quarter ended June 30, 2018 ("Q2 2018").

•	Revenue of $216.5 million

•	Cash from operating activities of $66.9 million

•	Record low cash costs of $0.92 per ounce; guidance lowered for 2018 cash costs and all-in sustaining costs per silver ounce sold ("AISCSOS")

•	Silver production on track to achieve annual guidance of 25.0 to 26.5 million ounces

•	Cash and short-term investment balance of $250.2 million, up $25.4 million from March 31, 2018

“Our operations continue to generate robust cash flow with mine operating earnings up 22% compared with the same quarter last year," said Michael Steinmann, President and Chief Executive Officer of the Company. "We are realizing the benefits of increased throughput from the expansions of our La Colorada and Dolores mines, in addition to strong performance and low costs across all our other mines during the quarter."

Consolidated Q2 2018 Highlights:

•
Production on track - Silver production was 6.3 million ounces and gold production was 53.4 thousand ounces. Zinc, lead and copper production were 14.9 thousand tonnes, 5.1 thousand tonnes, and 2.0 thousand tonnes, respectively. The Company is maintaining its annual 2018 production guidance for all metals except copper, which has been revised to a range of 9.0 to 10.4 thousand tonnes from 12.0 to 12.5 thousand tonnes.

•
Record low cash costs per payable ounce of silver, net of by-product credits ("cash costs") of $0.92 reflect higher throughput, higher by-product credits and lower treatment and refining charges. AISCSOS were $6.45, including net realizable value inventory adjustments that reduced AISCSOS by $1.21 per ounce. Based on cash costs of $1.04 per ounce and AISCSOS of $6.71 for the six months ended June 30, 2018, and revised by-product metal price assumptions, management has lowered its annual guidance for 2018 cash costs to a range of $2.80 to $3.80 per ounce, and AISCSOS to a range of $8.50 to $10.00.

•
Strong financial performance - Net cash generated from operating activities was $66.9 million. Net earnings were $36.7 million ($0.24 basic earnings per share). Adjusted earnings were $35.4 million ($0.23 basic adjusted earnings per share).

•
Solid balance sheet - At June 30, 2018, the Company had a cash and short-term investment balance of $250.2 million, working capital of $463.1 million and $300.0 million available under its revolving credit facility. Total debt of $9.7 million was related entirely to finance lease liabilities.

•	Development projects - The COSE and Joaquin projects in Argentina are progressing on budget with $8.2 million invested during Q2 2018.

•
Quarterly cash dividend - The Board of Directors has approved a cash dividend of $0.035 per common share, or approximately $5.4 million in aggregate cash dividends, payable on or about August 31, 2018, to holders of record of Pan American Silver’s common shares as of the close on August 20, 2018. Pan American Silver's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Cash costs, AISCSOS, adjusted earnings, basic adjusted earnings per share, and working capital are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	1

CONSOLIDATED FINANCIAL RESULTS

Unaudited in thousands of U.S. Dollars, except per ounce and per share amounts	Three months ended June 30,
	2018	2017
Revenue	216,460	201,319
Mine operating earnings	54,851	44,782
Net earnings for the period	36,696	36,011
Adjusted earnings for the period(1)	35,427	22,271
Net cash generated from operating activities	66,949	42,906
All-in sustaining costs per silver ounce sold(1)	6.45	10.73
Net earnings per share attributable to common shareholders (basic)	0.24	0.23
Adjusted earnings per share attributable to common shareholders (basic)(1)	0.23	0.15
(1) Adjusted earnings and all-in sustaining costs per silver ounce sold are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	2

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended June 30, 2018			Three months ended June 30, 2017
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.87	1.05	1.93	1.73	0.94	3.38
Dolores	1.09	39.75	(9.80)	1.04	22.44	0.12
Alamo Dorado	—	—	NA	0.26	0.69	11.18
Huaron	0.74	0.14	1.95	0.90	0.44	2.24
Morococha(2)	0.65	0.66	(6.41)	0.63	1.03	(2.35)
San Vicente(3)	0.98	0.14	9.36	0.77	0.12	14.02
Manantial Espejo	0.96	11.62	6.62	0.98	12.05	15.11
TOTAL	6.29	53.37	0.92	6.30	37.71	5.71
Totals may not add up due to rounding.

(1)	Cash costs is a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on this measure.

(2)	Morococha data represents Pan American Silver's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American Silver's 95.0% interest in the mine's production.

By-Product Production	Three months ended June 30,
	2018	2017
Gold (thousand ounces)	53.4	37.7
Zinc (thousand tonnes)	14.9	13.7
Lead (thousand tonnes)	5.1	5.5
Copper (thousand tonnes)	2.0	3.5

Average Realized Metal Prices	Three months ended June 30,
	2018	2017
Silver ($/ounce)	16.40	17.19
Gold ($/ounce)	1,304	1,257
Zinc ($/tonne)	3,045	2,604
Lead ($/tonne)	2,378	2,203
Copper ($/tonne)	6,840	5,685

PAN AMERICAN SILVER CORP.	3

2018 GUIDANCE
Pan American Silver has revised the annual forecasts for 2018 cash costs, AISCSOS and copper production provided in our news release dated January 11, 2018. We are maintaining our estimates for silver, gold, zinc and lead production, as well as for sustaining and project capital expenditures.

The following table provides our revised guidance for 2018, as compared to guidance at January 11, 2018:

	Revised 2018 guidance as at Aug. 8, 2018	Original 2018 guidance as at Jan. 11, 2018
Production
Silver (million ounces)	25.0 - 26.5	25.0 - 26.5
Gold (thousand ounces)	175 - 185	175 - 185
Zinc (thousand tonnes)	60.0 - 62.0	60.0 - 62.0
Lead (thousand tonnes)	21.0 - 22.0	21.0 - 22.0
Copper (thousand tonnes)	9.0 - 10.4	12.0 - 12.5
Cash Costs(1)($/ounce)	2.80 - 3.80	3.60 - 4.60
AISCSOS(1) ($)	8.50 - 10.00	9.30 - 10.80
Sustaining capital ($millions)	100 - 105	100 - 105
Project capital ($millions)	50	50
(1) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

The following table provides the price and foreign exchange rate assumptions used to forecast total cash costs and AISCSOS in the guidance:

Forecast metal prices for 2nd half of 2018
Silver ($/ounce)	16.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	2,600
Lead ($/tonne)	2,300
Copper ($/tonne)	6,200
Average annual exchange rates relative to 1.00 U.S. dollar
Mexican peso	18.50
Peruvian sol	3.23
Argentine peso	27.00
Bolivian boliviano	7.00

Second Quarter 2018 Unaudited Results Conference Call and Webcast

Date:	August 9, 2018
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information

Scientific and technical information contained in this news release has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2018, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings and adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended June 30, 2018, for a more detailed discussion of these and other non-GAAP measures and their calculation.

PAN AMERICAN SILVER CORP.	4

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2018 and beyond, our estimated cash costs and AISCSOS in 2018 and beyond, and our expectations with respect to future metal prices and exchange rates; the ability of the Company to successfully complete any capital investment programs and projects, including the COSE and Joaquin projects, whether on time, or on or below budget, the expected economic or operational results derived from those programs and projects, and the impacts of any such programs and projects on the Company, including with respect to production, associated operational efficiencies and economic returns; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure our mine sites or maintain safe access to our mine sites due to criminal activity and violence; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	5